

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

Ken Ren
Chief Financial Officer
China Green Agriculture, Inc.
300 Walnut Street, Suite 245
Des Moines, Iowa 50309

  Re: China Green Agriculture, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2014
     Response Dated February 13, 2015
     File No. 001-34260

Dear Mr. Ren:

  We have reviewed your March 13, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2015 letter.

Form 10-K for the Fiscal Year Ended June 30, 2014

Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Deferred assets, page F-8

1. We note from your response to our prior comment 1 that the deferred assets consist of items such as furniture, racks, cabinets, and display units, and items outside or attached to the distributors stores such as signage and billboards that you purchase and install at your distributors stores. Please revise your disclosure in Note 2 to more clearly describe the nature of these assets, using language similar to that provided in your response to us.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief